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NAME OF REGISTRANT:
Fiduciary Trust International
File No. 811-07369

Exhibit Item No. 77D (g): Policies with respect to security investments



         MINUTES OF THE MEETING OF THE BOARD OF TRUSTEES
                          OF FTI FUNDS

                        November 14, 2002


     RESOLVED, that the FTI Large Capitalization Growth and Income Fund hereby adopts a non-fundamental policy that it will normally invest at least 80% of its net assets in investments of large capitalization companies which have a market capitalization in excess of $5 billion at the time of purchase, and that this policy is changeable only upon sixty days' advance notice to shareholders; and

     FURTHER RESOLVE, that the FTI Small Capitalization Equity Fund hereby adopts a non-fundamental policy that it will normally invest at least 80% of its net assets in marketable equity and equity related securities of small capitalization companies which have a market capitalization under $1.5 billion at the time of purchase, and that this policy is changeable only upon sixty days' advance notice to shareholders; and

     FURTHER RESOLVED, that the appropriate officers and agents of the Trust be authorized to take such actions, and to execute and deliver such instruments, certificates and documents, including making changes to existing non-fundamental policies as may be necessary or appropriate, in order to effectuate the foregoing.